UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 1 May 2025
Exhibit No. 2	Total Voting Rights dated 1 May 2025
Exhibit No. 3	Transaction in Own Shares dated 2 May 2025
Exhibit No. 4	Director/PDMR Shareholding 2 May 2025
Exhibit No. 5	Transaction in Own Shares dated 6 May 2025
Exhibit No. 6	Transaction in Own Shares dated 7 May 2025
Exhibit No. 7	Transaction in Own Shares dated 8 May 2025
Exhibit No. 8	Director/PDMR Shareholding 8 May 2025
Exhibit No. 9	Transaction in Own Shares dated 9 May 2025
Exhibit No. 10	Transaction in Own Shares dated 12 May 2025
Exhibit No. 11	Transaction in Own Shares dated 13 May 2025
Exhibit No. 12	Transaction in Own Shares dated 14 May 2025
Exhibit No. 13	Conclusion of Audit Tender Process dated 14 May 2025
Exhibit No. 14	Transaction in Own Shares dated 15 May 2025
Exhibit No. 15	Transaction in Own Shares dated 16 May 2025
Exhibit No. 16	Transaction in Own Shares dated 19 May 2025
Exhibit No. 17	Transaction in Own Shares dated 20 May 2025
Exhibit No. 18	Transaction in Own Shares dated 21 May 2025
Exhibit No. 19	Transaction in Own Shares dated 22 May 2025
Exhibit No. 20	Transaction in Own Shares dated 23 May 2025
Exhibit No. 21	Transaction in Own Shares dated 27 May 2025
Exhibit No. 22	Transaction in Own Shares dated 28 May 2025
Exhibit No. 23	Transaction in Own Shares dated 29 May 2025
Exhibit No. 24	Transaction in Own Shares dated 30 May 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 2, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	30 April 2025
Number of ordinary shares purchased:	2,949,577
Highest price paid per share:	308.3000p
Lowest price paid per share:	288.4000p
Volume weighted average price paid per share:	295.5166p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,280,379,348 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,280,379,348 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9398G_1-2025-4-30.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 166,176,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.3595p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

               1 May 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2025, Barclays PLC's issued share capital consists of 14,280,379,348 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,280,379,348 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

2 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	1 May 2025
Number of ordinary shares purchased:	2,055,000
Highest price paid per share:	299.2000p
Lowest price paid per share:	292.7000p
Volume weighted average price paid per share:	296.0040p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,278,494,724 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,278,494,724 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1391H_1-2025-5-1.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 168,231,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.4284p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 4

2 May 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in

●       Ordinary Shares of the Company with a nominal value of 25 pence each ("Shares"); and

●       American Depositary Shares of the Company (each representing four Shares) ("ADSs")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADSs BCS / US06738E2046
b)	Nature of the transaction	Transfer of ADSs held by the PDMR to a family trust account.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	200,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.959 per Share	400,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.952 per Share	10,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.949 per Share	274,122
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-02
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

6 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	2 May 2025
Number of ordinary shares purchased:	2,070,000
Highest price paid per share:	301.8000p
Lowest price paid per share:	293.9500p
Volume weighted average price paid per share:	298.5117p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,276,467,300 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,276,467,300 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3244H_1-2025-5-2.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 170,301,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.5267p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

7 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	6 May 2025
Number of ordinary shares purchased:	2,920,000
Highest price paid per share:	303.3500p
Lowest price paid per share:	292.3500p
Volume weighted average price paid per share:	297.2403p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,273,576,861 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,273,576,861 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5741H_1-2025-5-6.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 173,221,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.6398p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

8 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	7 May 2025
Number of ordinary shares purchased:	5,165,000
Highest price paid per share:	299.4000p
Lowest price paid per share:	293.8000p
Volume weighted average price paid per share:	296.6343p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,269,900,613 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,269,900,613 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7814H_1-2025-5-7.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 178,386,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 290.8134p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

8 May 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services (BX)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.026 per Share	301,957
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.977 per Share	805
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.977 per Share	806
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.977 per Share	806
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-05-07
f)	Place of the transaction	Outside a trading venue

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 9

9 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	8 May 2025
Number of ordinary shares purchased:	5,200,000
Highest price paid per share:	304.0500p
Lowest price paid per share:	299.8500p
Volume weighted average price paid per share:	301.8618p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,264,764,277 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,264,764,277 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9733H_1-2025-5-8.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 183,586,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 291.1263p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

12 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	9 May 2025
Number of ordinary shares purchased:	2,000,000
Highest price paid per share:	307.7000p
Lowest price paid per share:	305.1000p
Volume weighted average price paid per share:	306.3487p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,262,792,876 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,262,792,876 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1588I_1-2025-5-9.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 185,586,845 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 291.2904p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

13 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	12 May 2025
Number of ordinary shares purchased:	1,983,793
Highest price paid per share:	316.5000p
Lowest price paid per share:	311.0500p
Volume weighted average price paid per share:	314.9232p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,260,820,811 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,260,820,811 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3372I_1-2025-5-12.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 187,570,638 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 291.5403p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

14 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	13 May 2025
Number of ordinary shares purchased:	2,810,000
Highest price paid per share:	317.4500p
Lowest price paid per share:	310.9000p
Volume weighted average price paid per share:	314.9699p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,258,020,570 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,258,020,570 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5329I_1-2025-5-13.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 190,380,638 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 291.8861p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

14 May 2025

Barclays PLC

Conclusion of Audit Tender Process

Barclays PLC (the 'Company') today announces that, following the conclusion of a formal tender process for the role of statutory auditor (as previously announced on 12 December 2024), the Board has confirmed the re-appointment of KPMG LLP ('KPMG') as Barclays' statutory auditor with effect from the 2027 financial year onwards.

As a UK public interest entity, the Company is required to tender the statutory audit every 10 years and rotate every 20 years. The Company initially appointed KPMG as the statutory auditor with effect from the 2017 financial year.

A resolution to re-appoint KPMG as Barclays' statutory auditor with effect from the 2027 financial year will be put to the Company's shareholders for approval at the Barclays 2027 Annual General Meeting.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                            Jon Tracey

+44 (0) 20 7116 2526                                      +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 14

15 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	14 May 2025
Number of ordinary shares purchased:	1,925,000
Highest price paid per share:	320.7000p
Lowest price paid per share:	313.4000p
Volume weighted average price paid per share:	317.4148p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,256,102,852 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,256,102,852 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7215I_1-2025-5-14.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 192,305,638 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 292.1417p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

16 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	15 May 2025
Number of ordinary shares purchased:	1,901,473
Highest price paid per share:	324.5500p
Lowest price paid per share:	319.2500p
Volume weighted average price paid per share:	322.2691p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,254,230,693 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,254,230,693 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9152I_1-2025-5-15.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 194,207,111 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 292.4367p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

19 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	16 May 2025
Number of ordinary shares purchased:	1,891,914
Highest price paid per share:	326.4000p
Lowest price paid per share:	322.5500p
Volume weighted average price paid per share:	324.5412p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,252,360,262 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,252,360,262 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1039J_1-2025-5-16.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 196,099,025 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 292.7464p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

20 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	19 May 2025
Number of ordinary shares purchased:	1,873,220
Highest price paid per share:	326.9000p
Lowest price paid per share:	321.5500p
Volume weighted average price paid per share:	323.9871p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,250,506,236 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,250,506,236 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2937J_1-2025-5-19.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 197,972,245 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 293.0420p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

21 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	20 May 2025
Number of ordinary shares purchased:	1,861,585
Highest price paid per share:	330.0500p
Lowest price paid per share:	326.1000p
Volume weighted average price paid per share:	328.1139p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,248,661,520 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,248,661,520 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4967J_1-2025-5-20.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 199,833,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 293.3687p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

22 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	21 May 2025
Number of ordinary shares purchased:	2,675,000
Highest price paid per share:	331.0000p
Lowest price paid per share:	327.0500p
Volume weighted average price paid per share:	329.2637p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,245,993,693 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,245,993,693 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6753J_1-2025-5-21.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 202,508,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 293.8429p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

23 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	22 May 2025
Number of ordinary shares purchased:	2,683,000
Highest price paid per share:	328.3000p
Lowest price paid per share:	321.9000p
Volume weighted average price paid per share:	324.2138p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,243,319,257 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,243,319,257 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8700J_1-2025-5-22.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 205,191,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 294.2400p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

27 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	23 May 2025
Number of ordinary shares purchased:	4,718,000
Highest price paid per share:	330.0000p
Lowest price paid per share:	312.4500p
Volume weighted average price paid per share:	324.3122p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,238,604,277 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,238,604,277 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0663K_1-2025-5-23.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 209,909,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 294.9159p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

28 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	27 May 2025
Number of ordinary shares purchased:	1,887,000
Highest price paid per share:	328.6000p
Lowest price paid per share:	324.5500p
Volume weighted average price paid per share:	326.6037p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,236,739,533 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,236,739,533 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3014K_1-2025-5-27.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 211,796,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 295.1982p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 23

29 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	28 May 2025
Number of ordinary shares purchased:	1,859,000
Highest price paid per share:	329.1000p
Lowest price paid per share:	324.1000p
Volume weighted average price paid per share:	326.5544p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,234,880,533 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,234,880,533 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5049K_1-2025-5-28.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 213,655,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 295.4710p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

30 May 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 14 February 2025:

Date of purchase:	29 May 2025
Number of ordinary shares purchased:	2,716,000
Highest price paid per share:	329.2000p
Lowest price paid per share:	325.3000p
Volume weighted average price paid per share:	327.5943p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,232,164,533 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 14,232,164,533 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7153K_1-2025-5-29.pdf

Since the commencement of the share buy-back programme announced on 14 February 2025, the Company has purchased 216,371,830 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 295.8743p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755